Exhibit 10.10

February 13, 2004

Dear Peter Kasper Jakobsen:

I am pleased to confirm your international assignment to Bangkok, Thailand, on behalf of Bristol-Myers Squibb Company (“Company”). This letter outlines the terms of our agreement including your compensation and other financial arrangements. Many of these terms are contained in the Company’s Global Expatriate Assignment Policy (“Policy”), to which you should refer for additional information regarding each of the topics herein. The Company reserves the right to modify the provisions of the Global Expatriate Assignment Policy at its discretion. You will be notified of any policy changes as they are implemented.

Position

Your assignment position will be Vice President and General Manager for South Asia. Mead Johnson Nutritionals which has been designated as a salary level E5, reporting to Charles Urbain, SVP MIN International. Your assignment will be effective February 13, 2004 and is expected to last for 3 years. Your expatriate status will be reviewed at the end of 3 years.

Work Permits/Visas

The receiving Company will work with you to coordinate the acquisition of proper visas and work permits for you. Your assignment is contingent upon the issuance of these documents which are required in order for you to legally reside and work in Thailand.

Compensation

Your annual base salary will be US$200,000. You will be eligible for a merit increase consistent with the Company’s compensation guidelines. Your next merit review will be July 1, 2005.

Bonus

During your assignment, you will participate in the Company’s PIP Plan. At 100% of achievement of targets, your bonus will be 30% of your base salary. Details of your bonus targets will be provided under separate cover. For your transfer year, your bonus will be prorated based on your pre-assignment and assignment target time if applicable.

Benefit Coverage

You will be covered under the Company’s Modified U.S. Flex benefit programs. You will be responsible for any employee contributions required. Information regarding your retirement benefits will be sent to you under separate cover by the International Benefits Dept.

Payroll

You will continue to be paid bi weekly from the U.S. payroll. Your employee flex benefits will be deducted from your salary. Only if required by local regulations, a portion of your salary will be paid in your assignment location with a corresponding reduction of the same amount from the U.S. payroll. We don’t believe there is currently a requirement for this in Thailand.

You are responsible for ensuring the compensation payments received each pay period are consistent with your base salary and allowances are provided to you by the Global Compensation department. Any overpayments or underpayments should be brought to the attention of the Global Compensation Department immediately.

Allowances

Goods and Services: Subsequent to your arrival in Thailand, an amount may be included in your paycheck representing the difference between the costs of basic goods and services in the United States and in Bangkok. This differential payment will be based upon data received from the Company’s international compensation consultants, Organization Resource Counselors (ORC).

Additionally, throughout the duration of your assignment, the G&S differential will typically fluctuate (and can even be eliminated) with foreign exchange rates and inflation adjustments in both your home and host location. The differential will take effect when you move into a “permanent residence” in Bangkok. It will not be paid during the period for which you are receiving temporary living expense reimbursements.

Currently your G&S differential would be US$4,049. Please note that your actual Goods and Services differential may be more or less than this amount based on the ORC data available at the time that you actually move into rented accommodations in Thailand.

Housing: It is our understanding that you will maintain ownership of your primary residence in New Zealand for the duration of your assignment, and you will be solely responsible for all costs associated with this residence. As such, you will not be subject to the housing obligation, typically required by expatriate employees. If this arrangement changes and your residence is sold, rented, or you are otherwise receiving any compensation related to this residence, please notify the Company so that the appropriate housing obligations can be deducted from your compensation.

Your maximum budget for housing in Thailand is Baht 100,000 per month. Reasonable and customary utility costs for gas, oil, heat, water and electricity only will be reimbursed to you separately. Utility costs do not include telephone, cable TV, or internet access. If you choose to select housing outside that deemed appropriate by the budget provided, you will be required to pay the additional housing cost.

Location Premium: Currently, Bangkok, Thailand has been determined to be a “hardship” location by the U.S. State Department. For this reason, a location premium of 10% of your base salary will be paid to you. Please note that when conditions change in your assignment location as reported by the U.S. State Department your location premium can change upward or downward or be eliminated.

Pre-Assignment Visit

The purpose of the pre-assignment visit is for you to become familiar with the area and find suitable housing in Bangkok. The company will reimburse you for round-trip airfare (based on the current business travel policy) and for reasonable living costs for a period of up to seven days.

Miscellaneous Relocation Allowance

The Company will provide you with a tax-free relocation allowance of US$12,000 to defray the miscellaneous relocation expenses and appliance repurchase costs you may incur at the beginning of your assignment. In certain foreign tax locations, receipts are needed to substantiate a company tax deduction for this payment.

Shipment/Storage of Household Goods

The Company will assume all reasonable costs incurred in insuring and shipping your household and personal belongings to Thailand (refer to the Relocation Policy for limitations on amounts to be shipped). The Company will also pay for any import duties and other expenses necessary for the actual delivery of your goods, in addition to limited storage costs of goods that remain in the United States.

The Company reserves the right not to ship very large, unusual or very valuable items. Any single item valued at more than $5,000 is to be insured separately with the mover and at your expense.

Prior to your move, you will be required to complete and promptly submit an inventory list in order for your goods to be covered by the BMS corporate insurance policy. It is important that you indicate the replacement value at destination for each item. If an item should get lost or damaged beyond repair during the shipment, the replacement value is the amount you will be reimbursed for replacement of these lost/damaged items. Failure in providing this list could impede claim settlement.

Upon completion of your assignment and return to your home base, the Company will allow you a 10% gratis over your shipment’s original weight. Any fees for shipment above the 10% additional weight from your original shipment will be billed to you personally.

Transportation to/from Assignment Location

You will be reimbursed for the cost of air transportation for you at the beginning of your assignment from the Philippines to Thailand in accordance with the Company’s worldwide travel policy.

Temporary Living Expenses

The Company will reimburse reasonable temporary living expenses incurred prior to your departure from the Philippines and upon your arrival in Thailand, for a period of up to sixty days in total.

Home Leave Trip

The Company will reimburse you for air travel to New Zealand in accordance with the Global Expatriate Assignment Policy. You will also be reimbursed for the expense of a rental car during your home leave trip. Home leave may be taken after you have completed six months in your assignment location. Employees are not eligible for home leave within six months of your know repatriation date. Vacation time is utilized during home leave.

Vacation Time/Public Holidays

Your vacation time during your international assignment will be based on the vacation policy of your home country for compensation purposes. If less than four weeks vacation would be granted by this policy, additional days would be provided to allow for the four week minimum.

You will follow the local holiday closing schedule in Thailand for the duration of your assignment.

Automobile

You will be provided with the use of an automobile in your assignment location, in accordance with local Company policy. You will also be reimbursed for the reasonable expenses associated with the maintenance of the automobile in accordance with local policy.

Tax Assistance

While on international assignment, you will be covered by the Bristol-Myers Squibb Tax Equalization Policy. In accordance with that policy, an estimated hypothetical Federal and Indiana State, and social security tax will be retained from all sources of your Company compensation (base, bonus, stock options, TEAMSHARE, other awards). Your current estimated hypothetical tax amount has been determined to be US$62,255 based upon your base salary and family size. The estimated hypothetical tax calculated on your target bonus of US$60,000 is US$15,910. Hypothetical tax on stock options, Teamshare, and other awards will be calculated at the time these payments are realized. The hypothetical tax amount on these payments will generally be at a higher rate than the base salary and bonus payments.

In return for your contribution of hypothetical taxes, the Company will be responsible for the payment of your actual Thailand income tax liabilities as well as foreign social security tax. However, you will be responsible for funding any tax liability on personal income. Home country or Thailand tax resulting from extraordinary personal transactions and windfall type income (lottery, etc.) will be your personal responsibility. The Company reserves the right not to reimburse foreign taxes on income resulting from the sale or disposition of personal assets. Such transactions may typically be deferred until the assignment is concluded. In addition, we request that you advise the International Compensation Department prior to the exercise of any stock options. This notification is meant to assist the Corporation in minimizing foreign tax which can add substantial additional cost to the Company.

To assist you in the preparation of your annual income tax returns, the Company has retained the services of Pricewaterhouse Coopers LLP (“PwC”), the Company’s outside tax consultants. These services will be limited to the preparation of all required income tax returns and the tax settlement calculation. The final tax settlement will calculate what your tax on this income would have been if you had stayed at home (U.S.) based on the provisions of the Tax Equalization policy of Bristol-Myers Squibb Company. This final “stay-at-home tax” will then be compared to the hypothetical income taxes withheld. After the final reconciliation, you may owe Bristol-Myers Squibb Company, or the Company may owe you.

By signing this letter you agree to repay any and all moneys owed to Bristol-Myers Squibb Company within 45 days of receiving notification. If payment is not received within 45 days, the Company reserves the right to withhold funds from your regular payroll as a settlement of the debt and/or charge interest on any unpaid amount.

As a condition of this assignment and as stated in the Bristol-Myers Squibb Tax Equalization Policy, all tax benefits including but not limited to Foreign Tax credits and Foreign Earned Income & Housing Exclusions belong to the Company. Bristol-Myers Squibb Company will utilize these benefits and credits to reduce its overall tax burden. Any tax refund resulting from the utilization of foreign tax paid by the Company relating to your assignment belongs to the Company. This includes the period in which you are on assignment and also may include tax periods prior to or subsequent to your return from assignment.

Any tax penalties or interest resulting from late filing or underpayment of tax reasonably attributable to your failure to comply with date requests from PwC or the Company will be your responsibility. You will receive a consultation with PricewaterhouseCoopers to review these tax terms and conditions. Should you require personal tax advice not related to your assignment, you may engage PricewaterhouseCoopers at your own expense. Bristol-Myers Squibb will not bear any personal tax advice expenses and will seek reimbursement from you in the event any charges are incurred and bill to the Company.

PwC service is coordinated out of the PwC Florham Park, NJ office. The following PwC personnel have been assigned to our account:

Jill Quibley - Engagement Manager-Direct telephone - 973-236-4273

Lauri Stroup - Engagement Manager - Direct telephone - 973-236-4012

Jill Quigley and Lauri Stroup can also be reached through email at:

jill.quigley@us.pwcglobal.com

lauri.stroup@pwcglobal.com

Extension of Assignment

Should business conditions necessitate the extension of your assignment to more than three years, your international assignment package will be reviewed and plans toward localization will be developed and reviewed at that time.

Termination of Employment

Voluntary Termination: In the event that you should, of your own volition, terminate employment with the Company while you are on assignment, the Company will assume no responsibility for the costs of return transportation for you, nor the expenses of shipping your household goods back to New Zealand. All expatriate benefits will cease at the date of termination.

Involuntary Termination: In the event that the Company, for any reason other than cause, finds it necessary to terminate your employment while you are on assignment, and you select to return to your New Zealand within six months of termination, the Company will be responsible for the cost of return economy class airfare for you, as well as the reasonable costs associated with the shipment of your household goods. You will not be eligible for any other relocation benefits and all expatriate benefits will cease at the date of termination.

If the Company terminates your employment for reasons other than cause, you will be entitled to severance in accordance with the provisions of the Company’s U.S. Severance Policy in effect at the time of your termination. Any other payments due to or received by you as a result of your separation from service while on assignment will be owed to the Company. The Company may offset amounts otherwise due to you under the severance plan by amounts owed to the Company resulting from tax advances the Company has made to you or tax settlement calculations.

Governing Law

Any dispute arising under the terms of this letter or in connection with your assignment shall be resolved exclusively in the courts of the State of Indiana, under the laws of the State of Indiana, the jurisdiction of your employment by the Company, and applicable U.S. Federal Law.

Please acknowledge your receipt of this letter and your understanding of the terms of the assignment by signing the attached copy and returning it to me.

Very truly yours,

/s/ Benjamin R. Garcia
Benjamin R. Garcia
HR Director, MJ Asia Pacific

Receipt acknowledged:

Date:

cc:

Global Expatriate Services

Stuart Tross